UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               Schedule 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No.  22)*

                        First Financial Fund, Inc.
                            (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                320228109
                              (CUSIP Number)

                         Stephen C. Miller, Esq.
                       Krassa, Madsen & Miller, LLC
                        1680 38th Street, Suite 800
                         Boulder, Colorado  80301
                             (303) 444-5483
       (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              April 12, 2001

         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		Kansas
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,795,100
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.29%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		Kansas
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		2,550,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,550,200
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
     2,550,200
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  10.36%
---------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		New York
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.81%
---------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.  SEC Use Only
---------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		Kansas
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,697,900
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	6.89%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.  SEC Use Only
---------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,359,800
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.52%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.  SEC Use Only
---------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	100
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.00041%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
---------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.  SEC Use Only
---------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
---------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,359,900
---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.52%
---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)			OO
---------------------------------------------------------------------------


---------------------------------------------------------------------------
CUSIP No. 320228 10 9
---------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
---------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
---------------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
---------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
---------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
---------------------------------------------------------------------------

Number of		7.	Sole Voting Power	            0
Shares Bene-
ficially 		8.	Shared Voting Power	      0
Owned by Each
Reporting		9.	Sole Dispositive Power	      0
Person With
			10.	Shared Dispositive Power 	0
---------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	0
---------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
---------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
---------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
---------------------------------------------------------------------------



              Amendment No. 22 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $1,777,117.95. Such funds were provided by the Brown Trust's cash on hand and from margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Brown Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On April 12, 2001, Thomas T. Mooney, chairman and a member of the Board of Directors of the Company, contacted Stewart R. Horejsi and informed Mr. Horejsi that the nominating committee of the Board of Directors of the Company recently met and considered Richard I. Barr for election as a Director of the Company at the Company's 2001 Annual Meeting of Shareholders. Mr. Mooney indicated that the committee would recommend the nomination of Mr. Barr at the next Board of Directors meeting scheduled for late May 2001. If the Board approves this recommended nomination, Mr. Barr would run for the single Class III Board seat that comes up for re-election at the upcoming annual meeting of shareholders. The Reporting Persons understand that the current Class III Director will be stepping down from the Board and not be standing for re-election. In a letter dated February 28, 2001 (Exhibit 9 attached hereto), the Trust notified the Board of Directors of its intention to nominate Mr.
Barr as well additional nominees to fill any board seats the Board of Directors might create subsequent to the letter.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 2,550,200 Shares, or approximately 10.36% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 6.89% of the Outstanding Shares.
 The Susan Trust is the direct beneficial owner of 1,359,800 Shares, or approximately 5.52% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Brown Trust since March 29, 2001. Such purchases were effected by the Brown Trust on the New York Stock Exchange.



     Date         Amount of Shares         Approximate Price
                                               Per Share
                                       (exclusive of commissions)

    03/29/01           10,000                    $11.24
    03/29/01            5,400                    $11.18
    03/29/01            4,400                    $11.20
    03/29/01            2,000                    $11.15
    04/02/01           12,000                    $11.38
    04/02/01            3,000                    $11.28
    04/02/01            2,500                    $11.29
    04/02/01            2,100                    $11.40
    04/02/01            2,000                    $11.30
    04/02/01            1,900                    $11.38
    04/02/01            1,800                    $11.33
    04/02/01            1,000                    $11.25
    04/04/01            5,000                    $11.02
    04/04/01            4,200                    $11.05
    04/04/01            2,000                    $11.05
    04/04/01            2,000                    $11.00
    04/04/01            1,300                    $11.02
    04/04/01              700                    $11.05
    04/05/01           10,000                    $11.30
    04/05/01            2,000                    $11.25
    04/05/01            2,000                    $11.20
    04/05/01            1,200                    $11.02
    04/05/01            1,000                    $11.35
    04/05/01            1,000                    $11.35
    04/05/01              600                    $11.07
    04/06/01           15,000                    $11.35
    04/06/01           11,400                    $11.25
    04/06/01            6,000                    $11.35
    04/06/01            5,000                    $11.35
    04/09/01            2,600                    $11.30
    04/09/01            1,000                    $11.25
    04/10/01            7,300                    $11.50
    04/10/01            2,000                    $11.44
    04/10/01            2,000                    $11.44
    04/10/01            1,600                    $11.35
    04/10/01            1,200                    $11.36
    04/10/01            1,100                    $11.30
    04/10/01            1,100                    $11.46
    04/10/01            1,000                    $11.45
    04/11/01            9,500                    $11.45
    04/11/01              900                    $11.45
    04/11/01              600                    $11.42
    04/12/01            2,800                    $11.40
    04/12/01            2,400                    $11.35
    04/12/01            1,000                    $11.45
    04/12/01              600                    $11.45


                              Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2001


                                      /s/ Stewart R. Horejsi

                                      Stewart R. Horejsi



                                     /s/ Stephen C. Miller
                                     Stephen C. Miller, as Vice
                                     President of Badlands Trust
                                     Company, trustee of the Ernest
                                     Horejsi Trust No. 1B, the Lola
                                     Brown Trust No. 1B, the Mildred B.
                                     Horejsi Trust, the Stewart R.
                                     Horejsi Trust No. 2, the Susan L.
                                     Ciciora Trust, and the John S.
                                     Horejsi Trust.